UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
SEC File Number 001-36353
CUSIP Number G97822103

NOTIFICATION OF LATE FILING
(Check One):      [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended: April 2, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

______________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Perrigo Company plc
Full Name of Registrant

Former Name if Applicable

Treasury Building, Lower Grand Canal Street
Address of Principal Executive Office (Street and Number)

Dublin 2, Ireland
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [X] (Check box if appropriate.)

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of its financial statements for the three month period ended April 2, 2016, Perrigo Company plc (the “Company”) identified indicators of impairment associated with certain indefinite-lived intangible assets and goodwill acquired in conjunction with its acquisition of Omega Pharma N.V. As announced on May 12, 2016, as a result of its impairment assessment, the Company recorded an indefinite-lived intangible asset impairment and estimated goodwill impairment within Impairment charges on the Condensed Consolidated Statements of Operations within its Branded Consumer Healthcare segment for the three month period ended April 2, 2016. The Company was unable to file its Quarterly Report on Form 10-Q for the three months ended April 2, 2016 (the “Form 10-Q”) within the prescribed time period as it is still in the process of finalizing the tax impact related to these impairment charges. On May 12, 2016, the Company provided results of operations and earnings guidance on a preliminary GAAP and non-GAAP basis in its press release included as Exhibit 99.1 to the Form 8-K filed on such date. The Company does not expect the final determination of this tax amount to impact the non-GAAP results and non-GAAP guidance.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Judy L. Brown	(269)	673-8451
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the three months ended April 2, 2016 to be included in the Form 10-Q will be significantly different than its results of operations from the corresponding period in 2015. Below are the Company’s consolidated statements of operations, through Loss before income taxes, for the three months ended April 2, 2016 and March 28, 2015. As the Company is still in the process of finalizing the tax impact of the impairment charges noted in Part III above, at this time, it is unable to provide amounts for income tax benefit, net loss or net loss per share for the three months ended April 2, 2016.

(unaudited; in millions)	Three Months Ended
	April 2, 2016	March 28, 2015
Net sales	$1,383.2	$1,049.1
Cost of sales	860.3	670.3
Gross profit	522.9	378.8

Operating expenses
Distribution	21.8	14.7
Research and development	45.3	35.4
Selling	180.8	48.8
Administration	106.4	79.6
Impairment charges	467.0	—
Restructuring	5.4	1.1
Total operating expenses	826.7	179.6

Operating income (loss)	(303.8)	199.2

Interest expense, net	51.2	43.3
Other expense, net	3.8	258.6
Loss on extinguishment of debt	0.4	—
Loss before income taxes	$(359.2)	$(102.7)

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements.” These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including the timing, amount and cost of share repurchases, future impairment charges, its ability to achieve its guidance and the ability to execute and achieve the desired benefits of announced initiatives. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-KT for the six-month period ended December 31, 2015, and Form 10-Q for the quarter ended April 2, 2016, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PERRIGO COMPANY PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 13, 2016	By: /s/ Judy L. Brown
Judy L. Brown
Executive Vice President, Business Operations and Chief Financial Officer